Far Point Acquisition Corporation

May 22, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention: John Reynolds, Assistant Director, Office of Natural Resources

Re:	Far Point Acquisition Corporation
Draft Registration Statement on Form S-1
Submitted March 29, 2018
CIK No. 0001735858

Ladies and Gentlemen:

Far Point Acquisition Corporation (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated April 25, 2018 (the “Letter”) regarding the above-referenced draft registration statement on Form S-1 (the “Registration Statement”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement. We have today filed a registration statement on Form S-1 with the Commission, as our initial filing (the “Filed Form S-1”), reflecting our responses below.

Summary, page 1

Comment:

1.	You define “Forward Purchaser” as an affiliate of Third Point. Please identify the affiliated entity.

Response:

We have identified the Forward Purchaser, Cloudbreak Aggregator LP, in the Filed Form S-1, and state that Cloudbreak Aggregator LP is the managing member of the sponsor and an affiliate of Third Point.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 22, 2018

Initial Business Combination, page 6

Comment:

2.	Please revise your disclosure to clarify, if correct, that if your securities are not then listed on the NYSE, you would not be required to satisfy the 80% test.

Response:

The disclosure has been revised in the Filed Form S-1 to provide as follows:

“So long as we obtain and maintain a listing for our securities on the NYSE, our initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the trust account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the trust account) at the time of our signing a definitive agreement in connection with our initial business combination. If our securities are no longer listed on the NYSE, we will not be obligated to satisfy such 80% test.”

Signatures, page II-8

Comment:

3.	Please revise your signature page. Your registration statement is currently signed only by the registrant and your principal financial/accounting officer. Your principal executive officer and at least a majority of the board of directors must also sign the registration statement separately in their capacities as officers or directors, in accordance with the instructions under the Signatures section of Form S-1.

Response:

The signature page on the Filed Form S-1 has been revised to conform with the signature requirements for Form S-1.

General

Comment:

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 22, 2018

We have not presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act, and we have not authorized anyone to do so on our behalf. We represent to the extent that there are any such written communications that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, we will supplementally provide them to the Staff. In such case, we further confirm that no copies of such written communications will be retained by potential investors.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact Far Point Acquisition Corporation’s legal counsel, Stuart Neuhauser, Esq., or Jeffrey Rubin, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

                   Very truly yours,

FAR POINT ACQUISITION CORPORATION

By:	/s/ Thomas W. Farley
Name: Thomas W. Farley
Title: Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP